Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	February	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated February 27, 2019 - Neovasc to Present Corporate Overview at the 8th Annual SVB Leerink Global Healthcare Conference

DOCUMENT 1

Neovasc to Present Corporate Overview at the 8th Annual SVB Leerink Global Healthcare Conference

NASDAQ, TSX: NVCN

VANCOUVER, Feb. 27, 2019 /CNW/ - Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ:NVCN) (TSX:NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, today announced that Fred Colen, Chief Executive Officer, will present a corporate overview at the 8th Annual SVB Leerink Global Healthcare Conference, being held in New York, NY on February 27 – March 1, 2019.

Neovasc Presentation Details
Date:	Friday, March 1
Time:	9:00am Eastern Time
Webcast:	http://wsw.com/webcast/leerink32/nvcn

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States , Canada and Europe . For more information, visit: www.neovasc.com.

View original content:http://www.prnewswire.com/news-releases/neovasc-to-present-corporate-overview-at-the-8th-annual-svb-leerink-global-healthcare-conference-300803461.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2019/27/c4002.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568

CO: Neovasc Inc.

CNW 16:30e 27-FEB-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	February 27, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer